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Prospectus Supplement to Prospectus dated June 23, 2004

$3,030,582,000

SLM Student Loan Trust 2004-6

Issuer

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Student Loan-Backed Notes

  On June 30, 2004, the trust will issue:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$654,000,000	3-month LIBOR plus 0.00%	January 25, 2010
Class A-2 Notes	$897,000,000	3-month LIBOR plus 0.04%	January 25, 2013
Class A-3 Notes	$467,000,000	3-month LIBOR plus 0.10%	July 25, 2014
Class A-4 Notes	$579,000,000	3-month LIBOR plus 0.15%	January 25, 2017
Class A-5 Notes	$342,664,000	3-month LIBOR plus 0.17%	April 27, 2020
Class B Notes	$90,918,000	3-month LIBOR plus 0.38%	April 25, 2025

The trust will make payments quarterly, beginning on October 25, 2004, primarily from collections on a pool of student loans. In general, the trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full, fourth to the class A-4 notes until paid in full, fifth to the class A-5 notes until paid in full and sixth to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-17 of this supplement and on page 17 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, the Student Loan Marketing Association, SLM Education Credit Finance Corporation, the administrator, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.125%	99.875%
Per Class A-2 Note	100.0%	0.180%	99.820%
Per Class A-3 Note	100.0%	0.200%	99.800%
Per Class A-4 Note	100.0%	0.220%	99.780%
Per Class A-5 Note	100.0%	0.250%	99.750%
Per Class B Note	100.0%	0.290%	99.710%

We expect the proceeds to the depositor from the sale of the notes to be $3,024,821,778 before deducting expenses payable by the depositor estimated to be $1,285,901.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners

Deutsche Bank Securities
Merrill Lynch & Co.
Morgan Stanley

                June 23, 2004

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on June 28, 2004 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000104746904021790/a2139337z424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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